UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CON-WAY INC.

(Name of Subject Company)

CON-WAY INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.625 PER SHARE

(Title of Class of Securities)

205944101

(CUSIP Number of Class of Securities)

Stephen K. Krull

Executive Vice President, General Counsel and Secretary

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, Michigan 48105

Telephone (734) 757-1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

COPIES TO:

Thomas Cole

Larry Barden

Scott Williams

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Con-way Inc., a Delaware corporation (“Con-way”), with the Securities and Exchange Commission (the “SEC”) on September 22, 2015, relating to the tender offer by Canada Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“XPO” or “Parent”), to purchase any and all of the shares of Con-way’s common stock, par value $0.625 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2015, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on September 15, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the sentences below immediately following the last sentence of the third paragraph under the heading “Item 8. Additional Information—Regulatory Approvals—United States—Antitrust” on page 36 of the Schedule 14D-9.

“On September 25, 2015, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CON-WAY INC.

By:	/s/ Stephen K. Krull
Stephen K. Krull
Executive Vice President, General Counsel and Secretary

Dated: September 28, 2015